UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2004.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: NOVEMBER 16, 2004                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Tumi Resources Limited (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         November 16, 2004

3.       PRESS RELEASE

         The press release was released on November 16, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       DIRECTOR

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         November 16, 2004.

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                   NOVEMBER 16, 2004


              UPDATED GOLD/SILVER RESOURCE ESTIMATE AT THE HISTORIC
        EL ABRA MINE AREA, CINCO MINAS, MEXICO, ACHIEVES MAJOR MILESTONE


VANCOUVER, CANADA - Tumi Resources (TSXv - TM; OTCBB - TUMIF; Frankfurt - TUY). David Henstridge, President, is pleased to announce that an independent report for its Cinco Minas property in Mexico has determined indicated and inferred silver and gold resources as follows:

-------------------------------------------------------------------------------------------
CATEGORY     AG CUT-OFF     TONNES     AVG. GRADE    AVG. GRADE    OUNCES AG    OUNCES AU
                (G/T)     (MILLIONS)    AG (G/T)      AU (G/T)     (MILLIONS)  (THOUSANDS)

-------------------------------------------------------------------------------------------
Indicated        30          2.27         171.9         1.22          12.5         89.1
-------------------------------------------------------------------------------------------
Inferred         30          0.4          137.9         1.07           1.8         13.8
-------------------------------------------------------------------------------------------

The Author of the Report, Mr. John Nebocat, P.Eng., is an independant qualified person pursuant to National Instrument 43-101 and the consulting geologist for Tumi. The information disclosed in this press release is extracted from the Report dated October 29, 2004, whereby Mr. Nebocat has updated the resource estimate following the completion of the drilling program proposed by Behre Dolbear (See press releases dated June 9, 2004).

The classical "method of sections" technique was used and the salient parameters used in deriving the resource estimate were as follows:

- A 30 g/t Ag, stand-alone cut-off was used; gold was not converted to a silver-equivalent grade. Management has determined that at this time no additional meaningful information would be derived from calculating the resource utilizing a range of silver cut-off grades.

- Polygonal resource blocks were extrapolated midway between adjacent sections but not exceeding 25 metres from the section.

- Polygonal resource blocks that extend outside the mineralized envelope were extrapolated midway between the section contained within the mineralized envelope and the nearest section outside the mineralized envelope, again not exceeding 25 metres from the section.

- Where applicable, polygonal resource blocks within a section were extrapolated to a line that forms a symmetrical angular, or parallel, bisector between adjacent non-parallel or parallel drill holes, respectively.

- An indicated resource block is defined as one not exceeding 25 metres from either side of the mineralized intercept(s) along the section line and not exceeding 25 metres perpendicularly from either side of the section line.

- An inferred resource block is defined as one that occurs between 25 metres from, but not exceeding 50 metres from, a mineralized drill intercept. The inferred resource will be contiguous with an Indicated Resource block and will not exceed 25 metres perpendicularly from either side of the section line.

- If a defined, or interpreted, structure offsets projected mineralized blocks between adjacent drill holes in a section, the polygons are ended at the structural break instead of the angular or parallel bisector.

- If the maximum distance between adjacent mineralized drill holes in a section did not exceed 55 metres, then the extra 5 metres was included in the indicated resource category.

- A density of 2.6 grams/cubic centimetre was used for calculating the tonnages of the mineralized, in situ vein/rock matter.

- A density of 2.2 grams/cubic centimetre was used for calculating the tonnage of the mineralized backfill.

- Forty-three drill holes, totaling 3,637.5 metres, and twelve underground workings, totaling 115.05 metres, and a total of 835 samples, averaging 2 metres in width, were used in the resource estimate.

The resource estimate contained in this independent report derives from the study of data from three drilling campaigns undertaken by Tumi between March 2003 and July 2004. The first phase program consisted of a total of 1,941 metres drilled, which included 1,688 metres of reverse circulation (RC) and 253 metres of diamond drilling (DD). 450 drill core and chip samples, 37 check standards and 42 duplicates check samples, were analyzed. The second phase of the drilling campaign included 14 RC holes totaling 1,411 metres, 213 drill chip samples were analyzed, including 14 check samples and 20 check standards. The third and last drill program to date totaled 1,604.8 metres using redrilling and from the 22 drill holes completed in this drill program, 404 drill chip samples, 43 standards and 99 check samples, were analyzed.

All the samples are sent to GM LACME Laboratories in Guadalajara for preparation and sent to IPL (International Plasma Laboratories) in Vancouver for Au and Ag analysis by fire assay-atomic absorption method. Sample results greater than 1 g/t gold and silver values greater than 100 g/t were check assayed. During the first drill program two analytical sample standards, a gold standard and a silver standard, were introduced in the sample shipment sequence as roughly every tenth sample as well as duplicate check samples for each hole on average. For the second drill program approximately one duplicate check sample per drill hole was introduced in the sample shipment, and for the third drill programs there were a few more check samples introduced.

The historic El Abra mine area lies within a granted mining lease under the laws of Mexico and, at this time, Tumi does not anticipate that the area surrounding Cinco MInas will be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

Through an agreement with Minera San Jorge S.A. de C.V., Tumi is earning a 60% interest and has the right to purchase the remaining 40% interest in the Cinco Minas tenements.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM" (TM.v for quotes through yahoo.com), on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". The Company recognizes the importance of branding its name in the investment community and has an active public relations and market awareness program focused on North America and Europe. To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by building a large portfolio of silver-based assets. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration enabling Tumi to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

On behalf of the Board                         Investor information conact:
                                               Marianna Bermudez at 604-685-9316
/s/ DAVID HENSTRIDGE                           or e-mail: mbermudez@chasemgt.com
----------------------------------             website:  www.tumiresoruces.com
David Henstridge, President & CEO


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

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